Filed Pursuant to Rule 424(b)(3)

Registration No. 333-273828

CANTOR FITZGERALD INCOME TRUST, INC.

SUPPLEMENT NO. 12 DATED MARCH 18, 2026

TO THE PROSPECTUS DATED APRIL 21, 2025

This Supplement No. 12 supplements, and should be read in conjunction with our prospectus dated April 21, 2025, Supplement No. 1 dated May 16, 2025, Supplement No. 2 dated June 20, 2025, Supplement No. 3 dated July 17, 2025, Supplement No. 4 dated August 18, 2025, Supplement No. 5 dated September 17, 2025, Supplement No. 6 dated October 16, 2025, Supplement No. 7 dated November 18, 2025, Supplement No. 8 dated December 17, 2025, Supplement No. 9 dated January 9, 2026, Supplement No. 10 dated January 16, 2026, and Supplement No. 11 dated February 18, 2026. Defined terms used in this Supplement No. 12 shall have the meaning given to them in the prospectus unless the context otherwise requires. The purposes of this Supplement are as follows:

•
to disclose the transaction price for each class of our common stock as of April 1, 2026;
•
to disclose the calculation of our February 28, 2026 net asset value (“NAV”) per share, as determined in accordance with our valuation procedures, for each of our share and unit classes;
•
to provide an update on the composition of our portfolio;
•
to provide an update on the status of our current public offering; and
•
to provide an update regarding changes to our management.

April 1, 2026 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of April 1, 2026 (and repurchases as of March 31, 2026) is as follows:

Transaction Price (per share)
Class S	$20.18
Class I	$20.19
Class T	$20.18
Class D	$20.19

A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. Subject to certain specific limitations and holding period requirements defined in our share repurchase program, the repurchase price for each share class will be based upon the transaction price of such class.

February 28, 2026 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.cfincometrust.com and is made available on our toll-free, automated telephone line at 855-9-CANTOR. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the prospectus for how our NAV is determined. We have engaged Robert A. Stanger & Co., Inc. to serve as our independent valuation firm (“Independent Valuation Firm”). Our advisor is ultimately responsible for determining our NAV.

The following table provides a breakdown of the major components of our NAV pursuant to our valuation guidelines:

Components of NAV	February 28, 2026	January 31, 2026
Investment in real estate	$1,123,095,000	$1,123,095,000
Investments in real estate-related assets	8,421,907	8,452,176
Investment in Infrastructure Fund, at Fair Value	9,018,800	8,651,872
Cash and cash equivalents	37,862,984	31,390,011
Other assets	11,995,523	12,280,793
Debt obligations (at fair market value)	(572,279,721)	(565,039,199)
Due to related parties	(11,780,725)	(11,048,580)
Accounts payable and other liabilities	(18,911,001)	(17,692,174)
Accrued performance participation allocation	—	—
Distribution fee payable the following month(1)	(24,151)	(25,769)
Non-controlling interests in subsidiaries	(225,148,260)	(298,857,923)
Net Asset Value	$362,250,356	$291,206,207
Number of outstanding shares and OP units(2)	17,939,901	14,422,739

(1) The distribution fee that is payable as of February 28, 2026 related to Class TX, Class T, Class S and Class D shares of common stock and Class T OP Units is shown in the table below.

(2) Includes (i) Class AX, Class TX, Class IX, Class T, Class D, Class I, and Class S shares of common stock; (ii) Class T and Class I OP Units issued in connection with the exercise of fair market value options for various DST properties.

Due to rounding, numbers presented throughout this document may not add precisely to the totals provided and percentages may not precisely reflect the absolute figures.

The following table provides a breakdown of our total NAV and NAV per share/OP unit by class as of February 28, 2026.

NAV Per Share	AX, IX and I Common	TX Common	T Common	D Common	S Common	I OP Units	T OP Units	Total
Total Gross Assets at Fair Value	$638,181,756	$327,327	$83,176,899	$29,962,534	$361,300	$366,005,509	$72,378,889	$1,190,394,214
Distribution fees due and payable	—	(76)	(16,851)	(1,796)	(72)	—	(5,356)	(24,151)
Debt obligations (at fair market value)	(306,804,647)	(157,362)	(39,987,134)	(14,404,430)	(173,695)	(175,956,442)	(34,796,011)	(572,279,721)
Due to related parties	(6,315,760)	(3,239)	(823,159)	(296,524)	(3,576)	(3,622,170)	(716,297)	(11,780,725)
Accounts payable and other liabilities	(10,138,368)	(5,201)	(1,321,375)	(475,995)	(5,740)	(5,814,486)	(1,149,836)	(18,911,001)
Accrued performance participation allocation	—	—	—	—	—	—	—	—
Non-controlling interests in subsidiaries	(120,704,142)	(61,908)	(15,731,876)	(5,667,041)	(68,336)	(69,225,390)	(13,689,567)	(225,148,260)
Monthly NAV	$194,218,839	$99,541	$25,296,504	$9,116,748	$109,881	$111,387,021	$22,021,822	$362,250,356
Number of outstanding shares/units	9,617,753	4,933	1,253,522	451,552	5,445	5,515,906	1,090,790	17,939,901
NAV per share/unit	$20.19	$20.18	$20.18	$20.19	$20.18	$ 20.19	$20.19

The following table reconciles stockholders’ equity per our unaudited consolidated balance sheet to our NAV:

Reconciliation of Stockholders’ Equity to NAV	February 28, 2026
Stockholders’ equity under U.S. GAAP	$470,089,528
Adjustments:
Unrealized depreciation of real estate	(41,378,192)
Unrealized appreciation of real estate-related assets	3,222,312
Acquisition costs	(8,471,404)
Deferred financing costs, net	(4,979,860)
Accrued distribution fee(1)	(77)
Accumulated depreciation and amortization	162,104,591
Fair value adjustment of debt obligations	30,363,284
Deferred rent receivable	(18,478,248)
Derivative assets, at fair value	(5,073,318)
Non-controlling interests in subsidiaries	(225,148,260)
NAV	$362,250,356

Note: (1) Accrued distribution fee only relates to Class TX, Class T, Class S and Class D shares of common stock and Class T OP Units.

The valuations of our real properties as of February 28, 2026 were provided by the Independent Valuation Advisor or third-party appraisal firms in accordance with our valuation procedures. Certain key assumptions that were used by the Independent Valuation Advisor or third-party appraisal firms in the discounted cash flow analysis are set forth in the following table based on weighted-averages by property type at ownership interest.

	Single Tenant Office	Distribution/Logistics	Multifamily	Single Tenant Life Sciences	Weighted-Average Basis
Exit Capitalization Rate	6.1%	6.0%	5.5%	6.3%	6.1%
Residual Discount Rate	7.3%	7.1%	7.0%	7.3%	7.2%
Average Holding Period (Yrs)	8.7	8.5	10.0	10.0	8.8

A change in the exit capitalization and discount rates used would impact the calculation of the value of our real property. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties.

	Hypothetical Change	Single Tenant Office	Distribution/ Logistics	Multifamily	Single Tenant Life Sciences	Weighted-Average Values
Exit Capitalization Rate	0.25% Increase	-2.6%	-2.7%	-2.6%	-2.0%	-2.6%
	0.25% Decrease	2.9%	2.9%	2.9%	2.2%	2.8%
Discount Rates	0.25% Increase	-1.6%	-1.6%	-1.9%	-1.8%	-1.6%
	0.25% Decrease	1.7%	1.6%	1.9%	1.8%	1.7%

Portfolio Update

As of February 28, 2026, lease expirations related to our portfolio of real estate assets (excluding Multifamily and Data Centers), based on each asset’s fair value adjusted for ownership percentage, used in determining our February 28, 2026 NAV, were as follows:

•2026 – 0.0%

•2027 – 0.0%

•2028 – 10.6%

•2029 – 0.0%

•2030 – 0.0%

•2031 – 19.8%

•2032 – 31.0%

•2033 – 0.0%

•2034 – 0.0%

•2035 – 4.9%

•After 2036 – 33.8%

As of February 28, 2026, the industry concentration of our portfolio of real estate assets, based on each asset’s fair value adjusted for ownership percentage, used in determining our February 28, 2026 NAV, was as follows:

•Multifamily – 36.3%

•Single Tenant Office – 25.9%

•Distribution/Logistics – 19.6%

•Single Tenant Necessity Retail – 13.9%

•Single Tenant Life Sciences – 3.1%

•Data Center– 1.3%

As of February 28, 2026, the geographic concentration of our portfolio of real estate assets, based on each asset’s fair value adjusted for ownership percentage, used in determining our February 28, 2026 NAV, was as follows:

•Ohio – 22.4%

•Texas – 17.8%

•Maryland – 16.7%

•California – 11.4%

•New Jersey– 7.1%

•Kansas – 6.7%

•Wisconsin – 5.5%

•South Carolina – 4.3%

•Arizona – 4.0%

•Other – 3.9%

As of February 28, 2026, the investment type concentration of our portfolio of real estate assets, based on each asset’s fair value adjusted for ownership percentage, used in determining our February 28, 2026 NAV, was as follows:

•Common Equity – 100.0%

As of February 28, 2026, the maturity concentration of debt secured by our portfolio of real estate assets (including our credit facility, which makes up the majority of debt maturing in 2028, and has two one-year extension options), based on principal balances adjusted for ownership percentage, was as follows:

•2026 – 0.0%

•2027 – 0.0%

•2028 – 32.2%

•2029 – 0.0%

•2030 – 2.3%

•2031 – 35.2%

•2032 – 24.4%

•2033 – 5.8%

•2034 – 0.0%

•2035 – 0.0%

•After 2036 – 0.0%

As of February 28, 2026, the weighted average lease term remaining of our portfolio of real estate assets (excluding Data Center investments), based on each asset’s fair value adjusted for ownership percentage, used in determining our February 28, 2026, NAV, was 7.7 years.

As of February 28, 2026, the weighted average occupancy of our portfolio of real estate assets (excluding Data Centers), based on each asset’s fair value adjusted for ownership percentage, used in determining our February 28, 2026, NAV, was 96.0%. For our distribution/logistics, retail, life sciences, and office investments, occupancy includes all leased square footage as of the date indicated. For our multifamily investments, occupancy is defined as the percentage of units occupied on the date indicated.

As of February 28, 2026, the total value of real estate assets (investment in real estate and investments in real estate-related assets) used in determining our February 28, 2026, NAV was $1.13 billion and $702 million as adjusted for ownership percentage.

As of February 28, 2026, we held $9.7 million of cash and cash equivalents excluding restricted cash and a lender required cash reserve and have $23.4 million available capacity to draw on our credit facility.

Status of Our Current Public Offering

We are currently offering on a continuous basis up to $1.25 billion in shares of common stock, consisting of up to $1.0 billion in shares in our primary offering and up to $250 million in shares pursuant to our distribution reinvestment plan. As of March 2, 2026, we have issued (i) 9,685,503 shares of our common stock in the primary offering for total proceeds, net of redemptions, of $272.3 million and (ii) 1,492,547 shares of our common stock pursuant to our distribution reinvestment plan for a total value of $34.9 million. As of February 28, 2026, our aggregate NAV was $362.3 million. On February 28, 2026, we repurchased 228,782 shares of common stock pursuant to our share repurchase program for aggregate consideration of $4.6 million, honoring 40.6% of redemption requests for the month of February 2026. We intend to continue selling shares on a monthly basis.

Management Update

On January 28, 2026, Kyle Lutnick was elected at our 2025 annual meeting of stockholders to serve as a member of our board of directors.

The following disclosure is added to the section of the Prospectus titled “Management—Executive Officers and Directors” and all other similar disclosure in the Prospectus.

Kyle Lutnick. Mr. Lutnick has served as one of our directors since January 2026. Mr. Lutnick has also served as Executive Vice Chairman of Cantor since February 2025. He was named President of CFGM, in February 2025. Mr. Lutnick has served as a director of Newmark since February 2025. From April 2024 to February 2025, Mr. Lutnick served as Global Managing Director of Knotel, Inc. (“Knotel”), a flexible office and workspace business of Newmark. From May 2021 to March 2024, Mr. Lutnick also held positions within Knotel, including General Manager of UK & EMEA and Vice President of Business Development. Prior to joining Knotel, from September 2020 to April 2021, Mr. Lutnick was an Associate on Newmark’s retail advisory team, where he advised clients in New York City. In 2019, Mr. Lutnick graduated from Stanford University with a bachelor’s degree in Psychology.

Mr. Lutnick is a valuable member of our Board due to his experience in real estate and business management.